May 21, 2020

Matthew Derby

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C.  20549

Re: Cityzenith Holdings, Inc. Offering Statement on Form 1-A

                  Originally Filed March 3, 2020

                  File No. 024-11170

Dear Mr. Derby:

We are in receipt of your comment letter dated May 20, 2020, regarding the Offering Circular (“Offering Circular”) on form 1A filed by CityZenith Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, a second amendment of the Company’s Offering Circular (“Amended Offering Circular”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 2 to Form 1-A Filed May 6, 2020

Audited Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-8

1. We note your response to prior comment 10. Since you indicate that you adopted ASC 606 as of January 1, 2019, please remove any disclosures that suggest you are still evaluating the effect that the standard will have on your financial statements and disclosures. Please also revise to clarify the timing of your revenue recognition when you receive payment before all performance obligations have been transferred to the customer. Please refer to ASC 606-10-50-12.

The Company has updated the disclosure on F-8 to better address ASC 606-10-50-12 and remove language that it is evaluating the already adopted revenue standards of ASC 606.

General

2. Please respond to prior comment 1 to provide your analysis of whether StartEngine Crowdfunding, Inc. should be deemed an underwriter in connection with the offer of Cityzenith bonus shares to StartEngine OWNers.

299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

StartEngine Crowdfunding Inc. (“Crowdfunding”) is not an underwriter with respect to the offering. StartEngine Crowdfunding provides technology services for offerings and performs none of the functions of a placement agent or underwriter.  The Company determined, in its sole discretion, to offer the bonus shares to StartEngine OWNers, and Crowdfunding does not determine whether such bonus shares will be offered.

3. In response to prior comment 8, you disclose that “[t]he bonus shares issued to the StartEngine OWNers will be paid for by the Company in the form of discount and no consideration is given to participate in this program.” Please clarify in your response letter whether any consideration was exchanged by either StartEngine Crowdfunding. Inc. or Cityzenith Holdings Inc. for participation in StartEngine OWNer’s Bonus Program.

No consideration was paid by either StartEngine Crowdfunding, Inc. or Cityzenith Holdings Inc. for participation in StartEngine OWNer’s Bonus Program.

4. Please include disclosure in the filing regarding how and when StartEngine OWNers become eligible for bonus shares in the Cityzenith offering. In this regard, your response to prior comment 8 indicates that only investors in StartEngine Crowdfunding who have qualified for participation in the StartEngine OWNers program as of the date of the qualification of the Cityzenith offering statement will be eligible for bonus shares.

The disclosure regarding the StartEngine OWNers bonus program has been revised to read as follows:

Discounted Price for Certain Investors

Certain investors in this Offering are entitled to bonus shares (effectively a discount). Those investors will receive, as part of their investment, additional shares for their shares purchased. Certain shareholders of StartEngine Crowdfunding, Inc. (“SE Crowdfunding”), an affiliate of the placement agent, who are referred to as “StartEngine OWNers,” will receive additional shares (“OWNer Bonus Shares”) equal to 10% of the number of shares they purchase in the Offering up to an aggregate maximum of 100,000 shares. Fractional shares will not be distributed and the number of OWNer’s Bonus Shares will be determined by rounding down to the nearest whole share. SE Crowdfunding will determine whether an investor qualifies as a StartEngine OWNer and such determination will be made as of the date of the qualification of this Offering by the SEC.  In order to be eligible for the OWNer Bonus Shares, a purchaser must have purchased shares of SE Crowdfunding offering of its shares (“SE Shares”) and hold a minimum number of SE Shares at the time of the purchase of the Company shares in this Offering.  No compensation will be paid by SE Crowdfunding to the Company nor by the Company to SE Crowdfunding for participation in the StartEngine OWNers bonus program.   These bonus share will be paid for by the Company in the form of discount and no consideration is given to participate in this program.  The issuance of the additional shares to the StartEngine OWNers have the potential dilutive effect of 0.575% based upon the sale of all of the Shares issued in this Offering.  In addition, certain investors (which may include StartEngine OWNers) are eligible to receive additional shares of common stock (“Bonus Shares”) equal to 5%, 10% 12.5% or 15% of the purchased shares, depending upon the investment level of such investors.  The issuance of these Bonus Shares will have a maximum potential dilutive effect of 13.48%.

5. In your response to prior comment 14, you state how you intend to revise the exclusive forum provision in your subscription agreement. Please file the revised subscription agreement. In addition, revise the risk factor disclosure related to the exclusive forum provision to include a discussion of the uncertainty regarding enforceability of the provision and that this provision may discourage claims or limit shareholders´ ability to bring a claim in a judicial forum that they find favorable.

The revised Subscription Agreement was previously filed as Exhibit 4.1.  We are refiling that with this Amendment. The Subscription Agreement contains the following language:

EACH OF INVESTOR AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF ILLINOIS AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF INVESTORS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. INVESTOR AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND PROVIDED WITH INVESTORS SUBSCRIPTION. NOTWITHSTANDING THE FOREGOING, THIS FORUM SELECTION PROVISION SHALL NOT APPLY TO THE EXTENT THAT ITS APPLICATION WOULD VIOLATE ANY FEDERAL LAW, INCLUDING, BUT NOT LIMITED TO, ANY ACTION ARISING UNDER THE SECURITIES ACT OF 1933 OR THE EXCHANGE ACT OF 1934, THE EXCLUSIVE JURISDICTION OF FEDERAL COURTS OVER ALL SUITS BROUGHT TO ENFORCE ANY DUTY OR LIABILITY CREATED BY THE EXCHANGE ACT OR THE RULES AND REGULATIONS THEREUNDER AND ANY CONCURRENT JURISDICTION OF FEDERAL AND STATE COURTS OVER ANY ACTION BROUGHT TO ENFORCE ANY DUTY OR LIABILITY CREATED BY THE SECURITIES ACT OR THE RULES OR REGULATIONS THEREUNDER. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

Additionally, we have revised the referenced risk factor disclosure to state the following:

Stockholders must consent to the jurisdiction of Illinois for most claims.

The Subscription Agreement for this Offering requires investors to consent to the jurisdiction of the state or federal courts located within the State of Illinois, the location of the Company’s principal office.  Investors located outside the State of Illinois may have difficulty bringing any legal claim against us due to geographic limitations and may find it difficult and costly to respond to claims.  Exclusive jurisdiction provisions have been struck down by the courts of some states and may not be enforceable and furthermore may discourage claims or limit shareholders´ ability to bring a claim in a judicial forum that they deem favorable.  However, the exclusive jurisdiction shall not apply to the extent it would violate any federal law, including, but not limited to, any action arising under the Securities Act of 1933 or the Exchange Act of 1934, the exclusive jurisdiction of federal courts over all suits brought to enforce any duty or liability created by the exchange act or the rules and regulations thereunder and any concurrent jurisdiction of federal and state courts over any action brought to enforce any duty or liability created by the securities act or the rules or regulations thereunder.

Presuming the clearance of these comments, we respectfully request a qualification date of June 1, 2020.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate

J. Martin Tate, Esq.